J. Barrie Shineton
President & Chief Executive Officer

July 25, 2007

Dear Norbord Shareholder,

Norbord’s second quarter EBITDA of $17 million was a significant accomplishment given the prolonged weakness in US housing starts and the related impact on North American building material prices. Our ability to continue generating positive results is due to strong performance from our European operations and our competitive North American manufacturing cost position.

Market conditions in Europe – especially in the East – remained favourable and supported price increases and extended order files for all our panelboard products. Our European operations generated EBITDA of $26 million in the quarter and $44 million year-to-date. This is more than three times the EBITDA generated in Europe during the same periods last year and validates our strategy of European diversification. Our ROCE from European operations was 33% in the second quarter.

Norbord is recognized as one of the lowest cost producers in the industry and we work hard to ensure we maintain this advantage. Our quality assets, motivated employee’s and margin improvement program are central to our competitive cost position. Over the past five years, our focus on mix, volume and cost containment has generated $185 million in margin improvements. We anticipate another $25 million this year.

I continue to be pleased with the ramp up of our new line at Cordele, Georgia. Production on the new line was 80% of design capacity in the second quarter and is on track to reach full capacity before the end of the year. Once fully ramped up, Cordele is expected to be one of the lowest cost mills in the industry.

Our 2007 capital expenditure program has been constrained to reflect current market conditions and is focused on projects that further improve our cost position. Specifically, our $35 million capital plan includes the installation of high-return biomass heat energy systems at Genk, Belgium and Nacogdoches, Texas, which will be operational by the end of the year. These two projects complete our five-year investment program to become self-sufficient for heat energy in our OSB manufacturing process. Norbord will have reduced its natural gas usage by more than one-half once projects at Genk and Nacogdoches are fully operational.

Norbord achieved record OSB production again this quarter. More importantly, we were able to sell all that we produced because we have aligned ourselves with the best customer base in the business. By this I mean the largest contractor yards, home centers and builders who are continuing to grow their own market share.

Looking ahead, we expect North American OSB prices to remain under pressure throughout the second half of 2007. US housing starts are forecast to remain well below levels seen in recent years and new OSB mills will ramp up over the next year. The combination of weak housing and increased OSB supply will result in weak North American OSB prices well into 2008. In Europe, we believe strong demand for building materials will continue into next year.

2007 will be a difficult year for OSB producers. However, Norbord’s proven ability to contain costs, operate our North American mills efficiently, and generate positive contributions from European operations will support our business as we move through the bottom of this OSB pricing cycle.

Thank you for your continuing support.

Norbord Reports Second Quarter Results

Note: Financial references in US dollars unless otherwise indicated

HIGHLIGHTS

  Generated EBITDA of $17 million

  Recorded ROCE of 33% at European operations

  Averaged 80% of design capacity on new Cordele OSB line

  Achieved record OSB production

  Started up new biomass heat energy system at Genk, Belgium

TORONTO, ON (July 25, 2007) – Norbord Inc. (TSX:NBD) today reported EBITDA of $17 million in the second quarter, a $13 million increase over EBITDA of $4 million in the prior quarter. The EBITDA improvement was largely due to continued strong results from European operations and modest North American OSB price increases at the end of the quarter.

Norbord recorded a loss of $15 million in the second quarter of 2007 or $0.11 per share compared to a loss of $16 million or $0.11 per share in the first quarter of 2007. The positive impact on earnings of Norbord’s second quarter EBITDA improvement was partially offset by changes in interest and depreciation expenses as the new OSB line at Cordele, Georgia reached commercial production. In addition, there was a lower tax recovery rate.

In the second quarter of 2006, earnings were $33 million or $0.23 per share.

"Our second quarter results reflect the continued pressure on the North American OSB industry," said Barrie Shineton, President and CEO. "Our strategy of European diversification helped offset the decline in North American markets again this quarter as our European mills delivered ROCE of 33%."

Performance

The North Central benchmark OSB price ranged from $137 in April to $197 at the end of June and averaged $156 in the quarter. The moderate price improvement reflects the seasonal increase in construction activity, continuing production curtailments and an increase in OSB exports. However, US housing start forecasts continue to be revised down, with industry experts now expecting starts of 1.4 million to 1.5 million this year, well below the 1.8 million level in 2006. Also, significant new capacity is expected to ramp up over the next year. The combination of weak housing starts and OSB oversupply is expected to keep North American OSB prices under pressure well into 2008.

Norbord produced and sold record OSB volume in the quarter, driven largely by the ramp up of the second line at Cordele, Georgia. Production volume in the second quarter from Norbord’s 11 other OSB mills was up 4% over the prior quarter, principally due to improved uptime. Including the new line at Cordele, OSB production has increased 8% year-to-date across the Company compared to the same period last year. Norbord’s ability to produce and sell record North American OSB volumes in this challenging market environment continues to validate the Company’s customer strategy.

Market conditions in Europe remained favourable during the quarter. Prices for all three of Norbord’s European product lines (OSB, particleboard and MDF) increased 5% during the quarter and order files now extend out until September. Higher product prices resulted in EBITDA of $26 million in the second quarter and $44 million year-to-date. Demand continues to be driven by a robust construction market in the West and strong economic activity in the East. This trend is expected to support strong European panelboard prices through the rest of the year and into 2008.

North American unit OSB costs were down 1% from the prior quarter due to lower wood prices and seasonally lower energy costs. In Europe, cost pressures from wood and resin continued.

Capital investments totaled $12 million in the quarter and $21 million year-to-date. For the full year, capital is expected to be $35 million. Net debt to total capitalization was 32% on a market basis. Norbord has $196 million of unutilized, committed bank lines to support short-term liquidity requirements.

Developments

Ramp up of the new OSB line at Cordele, Georgia continues to progress well. Production was 80% of plant design during the quarter and the project remains on track to produce at full capacity by year-end. Once ramped up, the Cordele mill is expected to be one of the lowest cost in the industry.

Norbord completed the installation of a biomass heat energy system at Genk, Belgium during the quarter. The project is ahead of schedule and is expected to be fully operational in the third quarter. A similar project at Nacogdoches, Texas is also nearing completion and is expected to start-up in the fourth quarter. The projects at Genk and Nacogdoches represent the final phase of Norbord’s initiative to eliminate natural gas use for heat in the OSB manufacturing process. Biomass heat energy projects undertaken since 2003, including Genk and Nacogdoches, will result in a natural gas use reduction of more than 50%. At current pricing, this represents annual savings of more than $10 million.

In June, the Jefferson, Texas OSB mill began to experience periodic wood shortages due to extremely wet weather and competition from paper mills in the area. To address the issue, Norbord will operate this mill on a reduced schedule for the rest of the year. The mill’s production during this period will be reduced by approximately 30%.

Norbord Inc. currently completes voluntarily filings and furnishes some reports with the US Securities and Exchange Commission. Norbord intends to cease these voluntary filings in the third quarter. Documents publicly filed by the Company may be accessed through the Internet on Norbord’s website at www.norbord.com or on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Quarterly Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on September 21, 2007 to shareholders of record on September 1, 2007.

Conference Call

Norbord will hold a conference call for investors on Wednesday, July 25, 2007 at 10:00 a.m. ET. The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. A replay will be available one hour following the call until August 24, 2007 by dialing 1.866.245.6755. The pass code is 359793. Audio playback will also be available on the Norbord website.

Norbord Profile

Norbord Inc. is an international producer of wood-based panels with assets of $1.4 billion, employing approximately 2,700 people at 15 plant locations in the United States, Europe and Canada. Norbord is one of the world’s largest producers of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard (MDF), hardwood plywood and related value-added products. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

-end-

Contact:
Anita Veel
Director, Corporate Affairs
(416) 643-8838
anita.veel@norbord.com

This news release and attached Shareholders Letter contain forward-looking statements, as defined in applicable legislation. The words "forecast," "expect,", "are expected," "anticipate," "should," "will be," "will have," "is on track to," "is expected," and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Caution Regarding Forward-Looking Information" statement in the March 1, 2007 Annual Information Form and the cautionary statement contained in the "Forward-Looking Statements" section of the 2006 Management’s Discussion and Analysis dated January 31, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2007

July 23, 2007

The Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. Norbord’s significant accounting policies and other financial disclosures are contained in the audited annual financial statements and accompanying notes. All financial references in the MD&A are stated in US dollars unless otherwise noted.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section in this MD&A.

EBITDA, EBITDA margin, operating working capital, total working capital, capital employed, ROCE, ROE, net debt, net debt to capitalization, book basis, net debt to capitalization, market basis and book value per share are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is also provided.

Additional information on Norbord, including the annual information form and the 2006 annual report, containing the annual MD&A and audited annual financial statements is available on SEDAR at www.sedar.com.

Business Overview and Strategy

Norbord is an international producer of wood-based panels with 15 plant locations in the United States, Europe and Canada. It is one of the world’s largest producers of oriented strand board (OSB) with annual capacity of 5.0 billion square feet (3/8-inch basis). The core of Norbord’s OSB business is located in the US South. The Company is a significant producer of wood-based panels in Europe. The geographical breakdown of panel production capacity is 60% US, 27% Europe and 13% Canada.

Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe.

Norbord’s financial goal is to achieve top quartile return on equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies. Norbord met this target in 2005 and management believes this target was met again in 2006.

Maintaining a strong balance sheet is an important element of Norbord’s financing strategy. Norbord believes that its record of superior operational performance and prudent balance sheet management should enable it to access public and private capital markets on attractive terms. At the end of the quarter, the Company believes that it was well positioned with a net debt to capitalization of 32% on a market basis and 59% on a book basis.

Results of Operations

	2nd Qtr	1st Qtr	2nd Qtr	6 mos	6 mos
(US$ millions, unless otherwise noted)	2007	2007	2006	2007	2006
Return on capital employed (ROCE)	6%	2%	33%	4%	41%
Return on equity (ROE)	(15)%	(15)%	27%	(15)%	38%
Earnings per share – diluted	$(0.11)	$(0.11)	$0.23	$(0.22)	$0.63

Net sales	$288	$261	$334	$549	$702
EBITDA	17	4	79	21	190
EBITDA margin	6%	2%	24%	4%	27%
Depreciation	27	24	25	51	47
Capital investments	12	9	42	21	77

Shipments (MMsf 3/8")
OSB	1,161	1,112	1,048	2,273	2,130
Particleboard (1)	172	169	163	341	320
MDF	131	126	137	257	286
Hardwood plywood	19	20	20	39	42

Indicative OSB Prices
Average OSB price – North Central ($/Msf 7/16")	156	145	238	152	261
Average OSB price – Europe (€/m3)	249	234	204	241	200

(1)     Excludes particleboard consumed internally (36 MMsf, 34 MMsf, 49 MMsf, 70 MMsf, 100 MMsf for each of the above periods, respectively).

Norbord’s strategy of geographic diversification continued to be substantiated as markets for Norbord’s European and North American products continued to move in different directions. In Europe, prices for Norbord’s products continued to improve due to stronger market conditions, particularly in Eastern Europe. In contrast, North American markets remained challenging. North American OSB prices were up modestly over the first quarter when prices were at their lowest levels since 2001.

Year-to-date Norbord generated $21 million of EBITDA, versus $190 million in the prior year. For the quarter, $17 million of EBITDA was generated, versus $4 million in the previous quarter and $79 million in the second quarter of 2006. Notable in this result is the contribution from European operations at $44 million year-to-date, up from $12 million in the same period of 2006. For the quarter, European operations contributed $26 million, up from $18 million and $6 million in the first quarter of 2007 and second quarter of 2006, respectively.

The Company recorded a loss of $15 million in the second quarter of 2007 or $0.11 per share compared to a loss of $16 million or $0.11 per share in the first quarter of 2007. The positive impact on earnings of Norbord’s second quarter EBITDA improvement was partially offset by changes in interest and depreciation expenses as the new OSB line at Cordele, Georgia reached commercial production. In addition, there was a lower tax recovery rate.

European OSB prices increased 6% over the first quarter with strong demand being driven by a robust construction market in the West, and stronger economic activity in Eastern Europe. Norbord has focused its particleboard on the construction sector with the particleboard business in Cowie, Scotland devoted almost exclusively to the construction sector. Particleboard and MDF markets remained firm with price gains of 5% achieved in the quarter.

The strengthening market conditions in Europe were partially offset by continued cost pressures for fibre and resin. A number of initiatives have been undertaken to address these cost pressures including the 2006 restructuring of Cowie MDF and South Molton, England particleboard and lamination, the installation of a biomass heat energy system at Cowie MDF, and the start-up of a biomass heat energy system at Genk, Belgium OSB (operational third quarter 2007). Norbord expects that these initiatives will result in higher overall margin contribution from the European mills.

Notwithstanding the improved European results, overall results deteriorated compared to the prior year as North American OSB prices have retreated from the highs of recent years. In the six-month period, benchmark North American OSB prices averaged $152 per Msf (7/16 – inch basis) compared to $261 in the same period of 2006. The decline in North American OSB prices, which began in the second quarter of 2006, is the result of lower housing starts in the US. New home construction is the principal end use for OSB, accounting for about 70% of demand in 2006. North American OSB prices have also been impacted by an increase in production capacity as a number of new mills have come on stream. North American OSB prices averaged $156 in the quarter, up modestly over the first quarter when prices were at their lowest level since 2001. Relatively weak pricing levels are expected to persist into 2008 as a result of weaker overall demand and the impact of additional capacity.

Throughout the cycle, Norbord took steps to prepare itself for this cyclical downturn by focusing on cost containment and developing a higher margin product mix. The Margin Improvement Program (MIP) has helped Norbord concentrate on improving its competitive position, generating $185 million of margin improvement over the past five years. These gains helped to offset the impact of rising input costs and management believes its relative competitive position in the industry has improved over this time. Gains from MIP were $14 million year-to-date, measured relative to 2006 at constant prices and exchange rates. Norbord’s MIP target for the full year 2007 is $25 million.

While weak North American OSB pricing is expected in the near term, the long term fundamentals supporting North American housing and OSB demand continue to be strong. Management continues to believe that OSB is the best growth product in the forest products industry.

Major components of the change in EBITDA versus comparative periods are summarized in the following variance table.

	2nd Qtr 2007	2nd Qtr 2007	6 mos 2007
EBITDA Variance	vs.	vs.	vs.
(US$ millions)	1st Qtr 2007	2nd Qtr 2006	6 mos 2006
EBITDA – current period	$17	$17	$21
EBITDA – comparative period	4	79	190
Variance	$13	$(62)	$(169)

Mill nets (1)	$14	$(60)	$(160)
Volume (2)	1	7	-
Key input prices (3)	7	(4)	(11)
Key input usage (3)	2	1	2
Other (4)	(11)	(6)	-
	$13	$(62)	$(169)

(1)     The mill net variance represents the change in realized pricing across all products. Mill net is calculated as net sales divided by shipment volume.

(2)     The volume variance represents the impact of shipment volume changes across all products.

(3)     Key inputs include fibre, resin and energy.

(4)     Other category covers all remaining variances including, supplies and maintenance, labour and benefits, and the impact of foreign exchange.

Ramp up of the new OSB line at Cordele continues to exceed expectations. The expansion added approximately 550 million square feet (3/8-inch basis) of production capacity at a capital cost of $135 million and increased Norbord’s global OSB production capacity by 12%. This expansion should further strengthen Norbord’s position as one of the lowest cost OSB producers in the US South. Production on the line was nearly 80% of capacity for the full quarter. Any benefit from the additional volume from the new OSB line was not reflected in EBITDA, or the EBITDA variance, until the second quarter, as the results from this line were capitalized until April 2007 while the facility remained in its startup phase. During the first quarter $3 million was capitalized as start-up costs.

Norbord achieved record OSB production in the quarter, driven by the exceptional ramp up of the new OSB line at Cordele. Production volume in the second quarter from Norbord’s remaining 11 OSB facilities was up 4% over the prior quarter and up 3% over the same quarter last year principally due to improved uptime. Production increased 8% over the same six-month period in 2006, principally due to the additional line at Cordele.

Norbord’s OSB shipments reached record levels again in the quarter, a notable achievement in light of current North American OSB market conditions and continues to validate the Company’s customer strategy.

In the quarter, Norbord’s North American per unit OSB cash production costs, including employee profit share, were down 1% over the prior quarter principally due to lower wood price and seasonally lower energy costs. Production costs were down 3% over the second quarter of 2006 as lower profit share and the benefit of higher volume were partially offset by higher resin prices. Year-to-date, production costs were down 2% over the prior year mainly due to lower profit share, wood prices and spending on supplies and maintenance partially offset by higher resin prices.

Net sales in the quarter were $288 million, compared to $261 million and $334 million in the first quarter of 2007 and second quarter of 2006 respectively. Year-to-date, net sales were $549 million compared to $702 million in 2006. Changes in North American OSB price was the principal driver of the change in net sales. Increased European pricing levels also impacted net sales relative to the comparative periods.

Depreciation expense of $27 million was $3 million higher than the prior quarter as depreciation of the new OSB line commenced in the quarter. Annual depreciation on the new OSB line is expected to be approximately $10 million.

Interest and Income Tax

Interest expense of $14 million was higher than prior quarters due to additional interest on borrowings under the Company’s committed bank lines and the February issuance of $200 million of senior notes maturing in 2017. In addition, the first quarter interest expense excluded $3 million of interest capitalized relating to the new OSB line at Cordele. The line reached commercial production at the end of the first quarter and accordingly, no additional interest was capitalized.

A tax recovery of $6 million was recorded in the quarter on a pre-tax loss of $21 million. Year-to-date, a tax recovery of $18 million was recorded on a pre-tax loss of $49 million. The effective tax rate differs from the statutory rate principally due to rate differences on foreign activities and fluctuations in relative currency values.

In 2005 and 2006, Norbord paid $163 million in income and income-related taxes, principally in North America. Losses incurred in 2007 can be carried back and applied against taxes paid for a cash refund in 2008. Losses incurred in the first six months of 2007 would result in a refund of approximately $40 million.

Liquidity and Capital Resources
	2nd Qtr	1st Qtr	2nd Qtr	6 mos	6 mos
(US$ millions, except per share information, unless otherwise noted)	2007	2007	2006	2007	2006
Cash provided by (used for) operating activities	$11	$(50)	$70	$(39)	$100
Cash provided by (used for) operating activities per share	0.07	(0.34)	0.49	(0.27)	0.70

Operating working capital	79	109	(63)	79	(63)
Total working capital	162	304	63	162	63
Capital investments	12	9	42	21	77
Net debt to capitalization, market basis	32%	31%	18%	32%	18%
Net debt to capitalization, book basis	59%	56%	42%	59%	42%

Operating activities generated $11 million of cash in the quarter. The increase in cash provided by operations from the prior quarter was primarily due to the significant seasonal increase in non-cash working capital balances in the first quarter. The decrease from the second quarter of 2006 was principally attributable to higher earnings in the comparable period. Year-to-date operating activities consumed $39 million compared to generating $100 million in the same period in 2006. The decrease was principally due to higher earnings in the comparable period.

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities, at June 30, 2007 was $79 million compared to negative $63 million at July 1, 2006. The balance has increased as the prior year balance included accrued liabilities of $128 million for the CAD $1.00 special dividend which was paid July 14, 2006. In addition, operating working capital in Europe has increased due to the impact of translation, as the pound sterling has strengthened over the US dollar. Collections of trade receivables are in line with prior periods. The Company aims to minimize the amount of capital held as operating working capital. Total working capital at June 30, 2007 was $162 million including $83 million in cash and cash equivalents.

In the first quarter the Company issued $200 million of senior notes due in 2017 with an interest rate of 6.45% which are subject to a credit ratings based coupon step-up provision. At period end the interest rate was 6.70%. The notes were issued to pre-fund the March 2008 debenture maturity.

In addition to cash on hand and cash generated from operations, the Company has $200 million of committed unsecured revolving bank lines available to support short-term liquidity requirements. At June 30, 2007, $196 million was available and $4 million was utilized for letters of credit. These committed bank lines mature in 2010, bear interest at money market rates plus a margin that varies with the Company’s credit rating, and contain certain financial covenants which the Company must comply with on a quarterly basis.

In the second quarter, Moody’s Investors Service downgraded Norbord’s senior unsecured credit ratings from Baa3 to Ba1. As a result, the interest rates on Norbord’s $200 million senior notes due 2017 and on drawings under its $200 million of committed unsecured revolving bank lines increased by 0.25%. Norbord believes its record of superior operational performance and prudent balance sheet management should enable it to retain access to public and private capital markets on attractive terms.

Cash dividends of $8 million were paid in the quarter, reflecting increased participation in the Company’s Dividend Reinvestment Program (DRIP), which permits Canadian shareholders to elect to receive their dividends in the form of common shares. A $19 million recouponing payment was made in the quarter on cross-currency swaps which are designated as hedges against the Company’s net investments in Europe. This was offset by an unrealized gain on the net investments being hedged.

Norbord’s net debt stood at $557 million at quarter end, representing 32% of capitalization on a market basis and 59% of capitalization on a book basis.

Investments and Divestitures

Capital Investments

Capital investments were $21 million year-to-date (second quarter – $12 million). Norbord’s 2007 capital investments are expected to be $35 million. Capital investments for 2007 include biomass heat energy systems at Genk and Nacogdoches, Texas. The 2007 capital investments will be funded with cash on hand, cash generated from operations, and if necessary, drawings under the Company’s committed bank lines.

Non-Core Asset Sale

During the quarter, the I-joist mill in Juniper, New Brunswick was sold. There was no gain or loss on the disposition. In the fourth quarter of 2006, a $13 million provision was taken in relation to these assets following the indefinite closure of the mill.

Selected Quarterly Information

	2007		2006				2005
	2nd	1st	4th	3rd	2nd	1st	4th	3rd
(US$ millions, except per share information, unless otherwise noted)	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr

Key Performance Metrics
Cash provided by (used for) operating activities	11	(50)	54	37	70	30	121	55
Cash provided by (used for) operating activities per share	0.07	(0.34)	0.37	0.26	0.49	0.21	0.83	0.38
Return on equity (ROE)	(15)%	(15)%	(1)%	6%	27%	43%	41%	38%

Net Sales and Earnings
Net Sales	288	261	259	291	334	368	351	338
EBITDA	17	4	22	35	79	111	110	100
Earnings	(15)	(16)	(1)	7	33	58	52	45

Per Common Share
Earnings
Basic	(0.11)	(0.11)	-	0.05	0.23	0.40	0.36	0.31
Diluted	(0.11)	(0.11)	(0.01)	0.05	0.23	0.40	0.36	0.31

Key Statistics
OSB shipments (MMsf 3/8")	1,161	1,112	1,083	1,076	1,048	1,082	1,021	1,062
Average OSB price – North Central ($/Msf 7/16")	156	145	166	181	238	285	317	303
Average OSB price – Europe (€/m3)	249	234	219	213	204	197	182	190

The price of OSB is the primary factor affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the price of OSB in North America. The Company estimates the annualized impact of a $10 per Msf (7/16-inch basis) change in the North American OSB price on EBITDA in 2007 is approximately $35 million or approximately $0.16 per share. Regional pricing variations, particularly in the US South, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Further, the pricing lag effect of maintaining an order file, premiums obtained on value added products, and volume and trade discounts cause realized prices to differ from the benchmark.

Norbord has a relatively low exposure to the Canadian dollar due to a comparatively small manufacturing base in Canada, comprising 13% of panel production capacity. The Company estimates the unfavourable impact of a US one cent increase in the Canadian dollar to negatively impact annual earnings by approximately $1 million or less than $0.01 per share.

Quarterly results are also impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as building activity and repair and renovation work, the principal end use for Norbord’s products, are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

Items not related to ongoing business operations that had a significant impact on fourth quarter 2006 results include pre-tax income of $7 million ($0.03 per share) due to softwood lumber duty refunds, the $13 million provision ($0.06 per share) for non-core operation and tax recovery of $4 million ($0.03 per share) due to the resolution of several income tax audit items relating to prior taxation years.

Common Shares

At July 24, 2007, there were 145.1 million common shares outstanding. In addition, 2.4 million stock options were outstanding, of which approximately 40% were fully vested.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted new accounting recommendations from the Canadian Institute of Chartered Accountants (CICA), Handbook Section 1530, Comprehensive Income, Section 1651, Foreign Currency Translation, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865 Hedges.

Section 1530 established standards for reporting and presenting a comprehensive income statement. Section 3855 requires all financial assets and financial liabilities to be classified as one of five categories. Financial assets are to be classified as either held for trading, available for sale, held to maturity or loans and receivables. Financial liabilities are to be classified as either held for trading or other financial liabilities. All financial assets and financial liabilities are to be carried at fair value in the consolidated balance sheet, except held to maturity, loans and receivables and other financial liabilities which are carried at amortized cost.

Subsequent accounting for changes in fair value will depend on initial classification. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the consolidated statement of earnings. Unrealized gains and losses on financial assets that are held as available for sale are to be recorded in other comprehensive income until realized, at which time they will be recorded in the consolidated statement of earnings. During the quarter, the Company did not have any financial assets or liabilities other than cash & cash equivalents which would be designated as either held for trading or available for sale.

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self sustaining foreign operations.

In accordance with these new standards there has been a retroactive adjustment to reclassify the negative $8 million of cumulative translation adjustment as of January 1, 2006 and $2 million as of January 1, 2007 as accumulated other comprehensive income. There was no impact to opening retained earnings on adoption of these accounting recommendations.

The CICA has issued several new accounting standards including: Section 1535, Capital Disclosures, Section 3031, Inventories, Section 3862, Financial Instruments – Disclosure, and Section 3863, Financial Instruments – Presentation. The Company will adopt these new standards effective January 1, 2008 and is currently assessing the impact of adoption on its consolidated financial statements.

Section 1535 specifies the requirements for the disclosure of information relating to objectives, policies and processes for managing capital.

Section 3031 relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories.

Section 3862 and Section 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, and revise and enhance the disclosure requirements and carry forward the presentation requirements.

Class Action Lawsuit

Norbord and eight other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these nine North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

Norbord believes that the lawsuits are entirely without merit and intends to defend this matter vigorously.

Environmental Matters

Norbord’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection, and site remediation. Norbord believes that all of its facilities are in substantial compliance with these matters. Failure to comply with applicable environmental laws and regulations could result in fines, penalties or other enforcement actions which could impact Norbord’s production capacity or increase Norbord’s production costs.

Maximum Achievable Control Technology (MACT) regulations, designed to reduce hazardous air emissions, took effect in the US in 2004. The new standards apply to more than 200 mills manufacturing plywood, OSB, MDF, particleboard and other wood composite panels. Existing mills were required to demonstrate compliance by October 2008.

A number of environmental advocacy groups launched legal action against the US Environmental Protection Agency (EPA) challenging several aspects of the rules. In June 2007, the US Court of Appeals made several important decisions in this litigation. Two decisions will impact Norbord’s MACT compliance plans. (1) The courts removed the health based low risk compliance option, which was expected to exempt three Norbord operations. The cost of complying with the amended rules is estimated to be $3 million to $4 million in addition to the $8 million investment already planned. (2) The courts reinstated the original October 2007 compliance deadline. Individual states, however, have the authority to grant 12-month extensions and the Company is working to extend the deadlines where necessary.

Internal Controls Over Financial Reporting

Norbord Inc. currently completes voluntarily filings and furnishes some reports with the US Securities and Exchange Commission. Norbord intends to cease these voluntary filings in the third quarter. Documents publicly filed by the Company may be accessed through the Internet on Norbord’s website at www.norbord.com or on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The assessment of the Company’s internal controls over financial reporting will be governed by Canadian National Instrument 52-109. Under this National Instrument, the timetable for Norbord to meet the requirement for management’s assessment of effectiveness of internal controls over financial reporting is December 31, 2008. There is no requirement for the independent audit of management’s assessment. Based on the work done to date, the Company expects it will comply with these requirements.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and compliance with Canadian generally accepted accounting principles. There have been no changes in Norbord’s internal control over financial reporting during the interim period ended June 30, 2007 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Definitions

The following non-GAAP measures have been used in this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Each non-GAAP measure is defined below. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided.

EBITDA is earnings before interest, income taxes, depreciation and amortization. Norbord views EBITDA as a measure of gross profit and interprets EBITDA trends as an indicator of relative operating performance. EBITDA is presented as a useful indicator of a company’s ability to incur and service debt and meet capital expenditure requirements. The following table reconciles EBITDA to the nearest comparable GAAP measure:

	2nd Qtr	1st Qtr	2nd Qtr	6 mos	6 mos
(US dollar millions)	2007	2007	2006	2007	2006

Earnings	$(15)	$(16)	$33	$(31)	$91
Add: Interest expense	14	9	8	23	15
Less: Interest and other income	(3)	(1)	(2)	(4)	(3)
Add: Income tax	(6)	(12)	15	(18)	40
Add: Depreciation	27	24	25	51	47

EBITDA	$17	$4	$79	$21	$190

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable.

Total working capital is operating working capital plus cash and cash equivalents less bank advances.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets less any unrealized net investment hedge losses included in other liabilities. The following table reconciles capital employed to the nearest comparable GAAP measure:

	Jun 30	Mar. 31	Dec 31
(US dollars millions)	2007	2007	2006

Property, plant and equipment	$985	$995	$1,008
Accounts receivable	173	155	163
Inventory	112	115	98
Accounts payable and accrued liabilities	(206)	(185)	(228)
Other assets	7	7	7
Unrealized balance sheet hedge gain (loss) (1)	(14)	(29)	(25)

Capital employed	$1,057	$1,058	$1,023
(1) Included in other liabilities

ROCE (return on capital employed) is EBITDA divided by average capital employed. The ratio is expressed on an annualized basis. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital.

ROE (return on equity) is earnings available to common shareholders (earnings) divided by common shareholders’ equity. The ratio is expressed on an annualized basis. ROE is a measure for common shareholders to determine how effectively their money is being employed.

Net debt is the principle value of long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company’s debt position. Net debt is comprised of:

comprised of:
	Jun 30	Mar 31	Dec 31
(US dollars millions)	2007	2007	2006

Long-term debt	$640	$724	$480
Bank advances	-	3	-
Cash and cash equivalents	(83)	(198)	(20)

Net debt	$557	$529	$460

Net debt to capitalization, book basis is net debt divided by the sum of net debt and shareholders’ equity. Net debt to capitalization, book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Net debt to capitalization, market basis is net debt divided by the sum of net debt and market capitalization. Market capitalization is the number of common shares outstanding at period end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord’s asset base relative to its fair value. Net debt to capitalization, market basis is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, the Company believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Book value per share is common shareholders’ equity divided by common shares outstanding.

Forward-Looking Statements

This document contains forward-looking statements, as defined in applicable legislation. The words "believes," "believe," "should," "expect," "expected," "will," "aim," "estimates," "estimated," "goal," and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing: (3) the outlook for operations; (4) expectations regarding mill capacity and production volumes; (5) objectives; (6) strategies to achieve those objectives; (7) sensitivity to changes in product prices, such as the price of OSB; (8) sensitivity to changes in foreign exchange rates; (9) margin improvement program targets; (10) expectations regarding contingent liabilities, lawsuits and guarantees, including the outcome of pending litigation; (11) expectations regarding the amount, timing and benefits of capital investments; and (12) expectations regarding the amount and timing of tax refunds.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Caution Regarding Forward-Looking Information" statement in the March 1, 2007 Annual Information Form and the cautionary statement contained in the "Forward-Looking Statements" section of the 2006 Management’s Discussion and Analysis dated January 31, 2007.

NORBORD INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)
	2nd Qtr	2nd Qtr	6 mos	6 mos
(US $ millions, except per share information)	2007	2006	2007	2006

Earnings
Net sales	$288	$334	$549	$702

Earnings before interest, income tax and depreciation	17	79	21	190

Interest and other income	3	2	4	3
Interest expense	(14)	(8)	(23)	(15)

Earnings before income tax and depreciation	6	73	2	178

Depreciation	(27)	(25)	(51)	(47)
Income tax (note 7)	6	(15)	18	(40)

Earnings	$(15)	$33	$(31)	$91

Earnings per common share (note 6)
- Basic	$(0.11)	$0.23	$(0.22)	$0.63
- Diluted	$(0.11)	$0.23	$(0.22)	$0.63

(See accompanying notes)

NORBORD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
	2nd Qtr	2nd Qtr	6 mos	6 mos
(US $ millions)	2007	2006	2007	2006

CASH PROVIDED BY (USED FOR):

Operating Activities
Earnings	$(15)	$33	$(31)	$91
Items not affecting cash:
Depreciation	27	25	51	47
Future income taxes (note 7)	(6)	7	(19)	9
Other items	3	(2)	2	(4)
	9	63	3	143

Net change in non-cash working capital balances	2	7	(42)	(43)

	11	70	(39)	100

Investing Activities
Capital investments	(12)	(42)	(21)	(77)
Other (note 8)	(19)	(3)	(19)	1

	(31)	(45)	(40)	(76)

Financing Activities
Issue of senior notes (note 3)	-	-	198	-
Other debt incurred (repaid), net (note 3)	(87)	-	(40)	-
Dividends	(8)	(12)	(16)	(25)
Repurchase of common shares (note 5)	-	(18)	-	(29)
Issue of common shares (note 5)	-	-	-	1

	(95)	(30)	142	(53)

Increase (decrease) in cash and cash equivalents	$(115)	$(5)	$63	$(29)

(See accompanying notes)

NORBORD INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)

	Jun 30	Dec 31
(US $ millions)	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$83	$20
Accounts receivable	173	163
Inventory	112	98
Future income taxes	3	3
	371	284

Property, plant and equipment	985	1,008
Other assets	7	7

	$1,363	$1,299

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$206	$228
Current portion of long-term debt (note 3)	200	-
	406	228

Long-term debt (note 3)	436	480
Other liabilities (note 4)	38	44
Future income taxes	94	113
Shareholders’ equity (note 5)	389	434

	$1,363	$1,299

(See accompanying notes)

NORBORD INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
AND COMPREHENSIVE INCOME

(unaudited)
	2nd Qtr	2nd Qtr	6 mos	6 mos
(US $ millions)	2007	2006	2007	2006

Retained Earnings
Balance, beginning of period	$277	$447	$305	$412
Earnings	(15)	33	(31)	91
Common share dividends	(14)	(140)	(26)	(153)
Repurchase of common shares (note 5)	-	(16)	-	(26)

Balance, end of period	$248	$324	$248	$324

Comprehensive Income
Earnings	$(15)	$33	$(31)	$91

Other comprehensive income:
Net change in unrealized cumulative translation gains (losses)	-	1	1	3

Comprehensive Income	$(15)	$34	$(30)	$94

(See accompanying notes)

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information, unless otherwise noted)

Note 1 - Basis of Presentation

The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual consolidated financial statements.

The interim financial statements do not conform in all respects to the disclosure requirements of Canadian generally accepted accounting principles for annual financial statements and should, therefore, be read in conjunction with the annual consolidated financial statements of Norbord Inc. which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies and practices are presented as Note 1 to the annual consolidated financial statements. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

Note 2 – Changes in Accounting Policies

Effective January 1, 2007, the Company adopted new accounting recommendations from the Canadian Institute of Chartered Accountants (CICA), Handbook Section 1530, Comprehensive Income, Section 1651, Foreign Currency Translation, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865 Hedges.

Section 1530 established standards for reporting and presenting a comprehensive income statement.

Section 3855 requires all financial assets and financial liabilities to be classified as one of five categories. Financial assets are to be classified as either held for trading, available for sale, held to maturity or loans and receivables. Financial liabilities are to be classified as either held for trading or other financial liabilities. All financial assets and financial liabilities are to be carried at fair value in the consolidated balance sheet, except held to maturity, loans and receivables and other financial liabilities which are carried at amortized cost.

Subsequent accounting for changes in fair value will depend on initial classification. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the consolidated statement of earnings. Unrealized gains and losses on financial assets that are held as available for sale are to be recorded in other comprehensive income until realized, at which time they will be recorded in the consolidated statement of earnings. During the quarter, the Company did not have any financial assets or liabilities other than cash & cash equivalents which would be designated as either held for trading or available for sale.

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self sustaining foreign operations.

In accordance with these new standards there has been a retroactive adjustment to reclassify the negative $8 of cumulative translation adjustment as of January 1, 2006 and $2 as of January 1, 2007 as accumulated other comprehensive income. There was no impact to opening retained earnings on adoption of these new accounting recommendations.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information, unless otherwise noted)

The CICA has issued several new accounting standards including: Section 1535, Capital Disclosures, Section 3031, Inventories, Section 3862, Financial Instruments – Disclosure, and Section 3863, Financial Instruments – Presentation. The Company will adopt these new standards effective January 1, 2008 and is currently assessing the impact of adoption on its consolidated financial statements.

Section 1535 specifies the requirements for the disclosure of information relating to objectives, policies and processes for managing capital.

Section 3031 relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories.

Section 3862 and Section 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, and revise and enhance the disclosure requirements and carry forward unchanged the presentation requirements.

Note 3 – Long-Term Debt

			Book Value
	Principal	Fair Value	Jun 30	Dec 31
	Value	Adjustments	2007	2006

8 1/8% debentures due 2008	$200	$-	$200	$200
7 1/4% debentures due 2012	240	(1)	239	240
6.70% senior notes due 2017	200	(3)	197	-
Other debt	-	-	-	40
	640	(4)	636	480
Less current portion of long-term debt:
8 1/8% debentures due 2008	(200)	-	(200)	-
	$440	$(4)	$436	$480

At June 30, 2007, the Company had $365 (December 31, 2006 – $365) of interest rate swaps outstanding. The terms of these swaps correspond to the terms of the underlying hedged debt.

The Company has committed unsecured revolving bank lines of $200 which mature in 2010, bear interest at money market rates that vary with the Company’s credit rating, and contain certain financial covenants which the Company must comply with on a quarterly basis. At quarter end, $196 was available to support short-term liquidity requirements and $4 was utilized for letters of credit.

In the first quarter, the Company issued $200 of senior notes due in 2017 with an interest rate of 6.45% which are subject to a credit ratings based coupon step-up provision. At period end the rate was 6.70%. The notes were issued to pre-fund the March 2008 debenture maturity.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information, unless otherwise noted)

Note 4 - Other Liabilities

	Jun 30	Dec 31
	2007	2006

Unrealized net investment hedge losses (note 10)	$14	$25
Unrealized interest rate swap losses	14	-
Deferred interest rate swap gains	-	11
Accrued pension and post-retirement benefits	4	4
Other liabilities	6	4
	$38	$44

The unrealized net investment hedge losses and unrealized interest rate swap losses are offset by unrealized gains on the underlying exposures being hedged.

Note 5 - Shareholders’ Equity

	Jun 30	Dec 31
	2007	2006
Capital stock:
Common shares	$137	$127
Contributed surplus	1	-
Retained earnings	248	305
Accumulated other comprehensive income	3	2
	$389	$434

Summary of common share transactions:

	6 mos ended		12 mos ended
	Jun 30, 2007		Dec 31, 2006
	Shares	Amount	Shares	Amount
	(million)		(million)
Balance at beginning of period	143.7	$127	144.8	$118
Dividend reinvestment plan	1.2	10	1.4	11
Issue of common shares	0.2	-	0.3	1
Repurchase of common shares	-	-	(2.7)	(3)
Balance at end of period	145.1	$137	143.8	$127

In the first quarter, 0.8 million options were granted under the stock option plan. Year-to-date, cost of sales include $1 related to stock based compensation expense.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information, unless otherwise noted)

Summary of accumulated other comprehensive income movements:

	6 mos ended	12 mos ended
	Jun 30, 2007	Dec 31, 2006
Balance at beginning of period, relating to
reclassification of cumulative translation adjustment	$2	$(8)
Net change in cumulative translation adjustment	1	10
Balance at end of period	$3	$2

Note 6 – Earnings per Common Share

Earnings per common share are calculated as follows:

	2nd Qtr	2nd Qtr	6 mos	6 mos
	2007	2006	2007	2006

Earnings available to common shareholders	$(15)	$33	$(31)	$91

Common shares (millions):
Weighted average number of common shares outstanding	144.4	143.1	144.2	143.8
Stock options	0.2	0.6	0.3	0.6
Diluted number of common shares	144.6	143.7	144.5	144.4

Earnings per common share:
Basic	$(0.11)	$0.23	$(0.22)	$0.63
Diluted	$(0.11)	$0.23	$(0.22)	$0.63

Stock options issued under the Company’s stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company’s common shares during the period.

Note 7 – Income Tax

Interim income tax is calculated based on expected annual effective tax rates.

	2nd Qtr	2nd Qtr	6 mos	6 mos
	2007	2006	2007	2006

Current income tax expense	$-	$8	$1	$31
Future income tax expense	(6)	7	(19)	9
Income tax expense	$(6)	$15	$(18)	$40

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information, unless otherwise noted)

Note 8 – Supplemental Cash Flow Information

Other investing activities comprises:

	2nd Qtr	2nd Qtr	6 mos	6 mos
	2007	2006	2007	2006

Cash provided by (used for):
Recouponing payment, net (note 10)	$(19)	$-	$(17)	$-
Realized net investment hedge gains (losses) (note 10)	(2)	(7)	(1)	$(7)
Other	2	4	(1)	8
	$(19)	$(3)	$(19)	$1

Note 9 – Related Party Transactions

The Company’s major shareholder has various interests over which it has control or otherwise has significant influence (a "related company" or collectively "related companies").

During the quarter, the Company provided certain administrative services to a related company which was charged on a cost recovery basis. In addition, the Company periodically engages the services of related companies for various financial, real estate and other business advisory services. During the quarter, the fees for these services were less than $1 and were charged at market rates.

Note 10 – Commitments and Contingencies

Foreign Exchange Hedges

The Company has outstanding forward foreign exchange contracts of 5 (2006 - 7) and €71 (2006 - €64) and cross-currency swaps of 125 (2006 - 125), which are designated as hedges against its net investments in Europe. Year-to-date, the Company realized a loss of $1 (2006 – loss of $7) on its matured net investment hedges, and at period end, the Company had an unrealized loss of $14 (2006 – loss of $19) on its outstanding net investment hedges. In addition, during the second quarter, the Company paid $19, and during the first quarter received $2 to recoupon its cross-currency swaps. Realized and unrealized losses are offset by realized and unrealized gains on the net investments being hedged.

In addition, at period end, the Company has outstanding forward foreign exchange contracts of CAD $50 (2006 – CAD $132), which serve to hedge certain Canadian dollar-denominated monetary liabilities. Year-to-date, the Company realized a gain of $2 (2006 – gain of $1) on its matured monetary liability hedges, and at period end, the Company had an unrealized gain of nil (2006 – nil) on these outstanding hedges. Realized and unrealized gains, if any, are offset by realized and unrealized losses on the monetary liabilities being hedged.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information, unless otherwise noted)

Class Action Lawsuit

Norbord and eight other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these nine North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

The Company believes that the lawsuits are entirely without merit and intends to defend this matter vigorously.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information, unless otherwise noted)

Note 11 – Geographic Segments

The Company has a single reportable segment. The Company operates principally in North America and Europe. Net sales by geographic segment are determined based on the origin of shipment and therefore include export sales.

	North
2nd Qtr 2007	America	Europe	Unallocated	Total

Net sales	$156	$132	$-	$288
EBITDA (1)	(2)	26	(7)	17
Depreciation	18	9	-	27
Property, plant and equipment	708	273	4	985
Capital investments	8	4	-	12

2nd Qtr 2006

Net sales	$226	$108	$-	$334
EBITDA (1)	75	6	(2)	79
Depreciation	15	9	1	25
Property, plant and equipment	700	264	4	968
Capital investments	39	3	-	42

6 mos 2007

Net sales	$290	$259	$-	$549
EBITDA (1)	(10)	44	(13)	21
Depreciation	33	18	-	51
Property, plant and equipment	708	273	4	985
Capital investments	15	6	-	21

6 mos 2006

Net sales	$491	$211	$-	$702
EBITDA (1)	184	12	(6)	190
Depreciation	29	17	1	47
Property, plant and equipment	700	264	4	968
Capital investments	73	4	-	77

(1) EBITDA is earnings before interest, income tax and depreciation.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, J. Barrie Shineton, President and Chief Executive Officer of Norbord Inc., certify that:

1.     I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Norbord Inc., (the issuer) for the interim period ending June 30, 2007;

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.     The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.     I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: July 25, 2007

/s/ J. Barrie Shineton
J. Barrie Shineton
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, John Tremayne, Executive Vice-President and Chief Financial Officer of Norbord Inc., certify that:

1.     I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Norbord Inc., (the issuer) for the interim period ending June 30, 2007;

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.     The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.     I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: July 25, 2007

/s/ John Tremayne
John Tremayne
Executive Vice-President & Chief Financial Officer